Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014		2013		2012		2011	2010
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes and adjustment for income (loss) from equity investees	$(447,372)		$(693,536)		$(383,826)		$443,905	$(110,047)
(Income) loss from equity investees	(140)		(969)		(1,497)		188	(10)
Income (loss) from continuing operations before income taxes but after adjustment for (income) loss from equity investees	(447,512)		(694,505)		(385,323)		444,093	(110,057)
Fixed charges	598,198		423,662		382,751		261,976	194,733
Distributed income of equity investees	—		300		1,265		900	854
Capitalized interest	(9,393)		(2,060)		(2,326)		(1,868)	(884)
Total earnings available for fixed charges	$141,293		$(272,603)		$(3,633)		$705,101	$84,646
Fixed charges:
Interest and debt expenses	$587,838		$421,137		$379,937		$259,725	$193,510
Capitalized interest	9,393		2,060		2,326		1,868	884
Interest portion of rental expense	967		465		488		383	339
Total fixed charges	$598,198		$423,662		$382,751		$261,976	$194,733

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	2.69	—	(1)

(1)
Earnings for the year ended December 31, 2014, were insufficient to cover fixed charges by approximately $457 million, primarily due to noncash impairment charges of approximately $2.3 billion associated with proved oil and natural gas properties primarily related to a decline in commodity prices. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and approximately $278 million associated with changes in fair value on unsettled derivative contracts.  Earnings for the year ended December 31, 2010, were insufficient to cover fixed charges by approximately $110 million, primarily due to approximately $232 million associated with changes in fair value on unsettled derivative contracts.